Notice to ASX Page 1 of 2 2020 Full year results presentation 17 February 2021 Attached is the Rio Tinto 2020 full year results presentation to be given at 8.30am (GMT) / 7.30pm (AEDT) today by Rio Tinto Chief Executive Jakob Stausholm, and interim Chief Financial Officer Peter Cunningham. The presentation slides are also available at https://www.riotinto.com/invest/presentations/2021/annual-results. The live webcast will be available at https://www.riotinto.com/invest/presentations/2021/annual-results. EXHIBIT 99.2

Page 2 of 2 Contacts media.enquiries@riotinto.com riotinto.com Follow @RioTinto on Twitter Media Relations, United Kingdom Illtud Harri M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Media Relations, Asia Grant Donald T +65 6679 9290 M +65 9722 6028 Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412 Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Clare Peever M: +44 7788 967 877 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948 Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Welcome to our 2020 full year results presentation. Due to ongoing restrictions as a result of the COVID pandemic we are holding this presentation virtually. There will be time at the end of the presentation for Q&A with Jakob, Peter and Simon Thompson. 1

I would like to draw your attention to the cautionary statement, which contains important information on the basis on which this presentation has been prepared. Now, let me hand over to Jakob and Peter. 2

Good morning and good evening from Perth. I would like to acknowledge the Traditional Owners of the land where I am presenting from today, the Wadjuk Noongar people. I would also like to acknowledge and pay my respects to all Traditional Owners and Indigenous peoples that host Rio Tinto operations around the world. 2020 was, for Rio Tinto, a year of extremes. A year when each one of us have faced challenges, on a personal and professional level. For Rio, not only did we have to learn to live with the global pandemic; but the events at Juukan Gorge were a terrible chapter in Rio Tinto’s history. Today let me reiterate, the rock shelters at Juukan should never have been touched. We should have dealt with the situation better. It was a dark day for Rio Tinto, for all our employees, and for me personally. It rightly caused considerable damage to many of our relationships, but in particular, with the Puutu Kunti Kurrama and Pinikura (PKKP) people, for whom it was a devastating breach of trust. Earlier this week I visited Juukan Gorge with the Puutu Kunti Kurrama (PKK) elders and personally expressed my deep regret for the damage we caused. I witnessed first hand the pain we have inflicted. It was a confronting experience and had a profound impact on me. I will never forget my visit to Juukan Gorge, I will never forget the hospitality of the Puutu Kunti Kurrama (PKK) elders who hosted me and 3 demonstrated a commitment to rebuild our partnership. The work we have to do at Juukan is beyond remediation of the site. I am convinced that we must not only remediate the site but work in partnership with Traditional Owners on the development of our business for a shared future. It underlined that we must earn the right to become a trusted partner once more for Traditional Owners, Indigenous peoples, host communities, governments and other stakeholders. It’s going to take time and great effort. But, you have my assurance, this remains a key priority for the Board and the executive team. 3

Turning to our 2020 operational performance. I want to thank and congratulate all our employees on their agility, resilience and innovation, which enabled the business to manage the challenges of COVID 19. I’m very proud of how we adapted to the challenges thrown at us. The way we completely overhauled our Fly in Fly out roster arrangements to keep our iron ore business in the Pilbara on track is just one example. In general, we were able to continue all our activities in a safe manner. As a result, we performed strongly. We continued to prioritise safety, and, in 2020, we again achieved a fatality free year. Nothing is more important than operating safely. And we will remain focused on safety every single shift, every single day. Turning to our financial performance. We achieved underlying EBITDA of $23.9 billion, and ROCE of 27%. We generated free cash flow of $9.4 billion. This was after paying $7.8 billion in taxes and royalties, and investing $6.2 billion in growth and sustaining capex. From this we returned $6.3 billion to our shareholders. And we did this against an extremely challenging economic backdrop, as governments and businesses everywhere adapted to cope with the pandemic. The main driver for Rio Tinto, and the mining industry, remains China. After some 4 initial weakness in the early part of 2020, the Chinese economy has performed strongly, benefitting from targeted stimulus. This underpinned strong commodity prices, particularly for iron ore. As a company, we also benefited from our host governments recognising mining as an essential business, and allowing us to continue operating and delivering products to our customers. This meant people remained employed, suppliers had our business, and taxes and royalties continued to be paid. Our balance sheet remains very strong, with net debt of less than one billion at year end. This enabled us to declare a total dividend of $9 billion, representing a 72% pay out ratio. This exceeds our policy and is in line with our practice during the last five years. During 2020, we also made further progress on addressing climate change. Mining and the products we produce are vital in the transition to a low carbon economy, and Rio Tinto will be at the forefront. To underline our commitment, we have set our first scope 3 goals. This builds on our existing climate commitments. We made genuine progress across a number of areas in 2020, and have strong foundations to build on. But, as I said earlier, we also need to improve in some areas. I’ll set out how in a moment. Let me first hand over to Peter to run through our performance in more detail. 4

Thank you Jakob. Good morning and good afternoon everyone. I am honoured to be here as interim CFO. I’ve worked at Rio for the past 27 years across a number of roles including Group Controller, Head of Health Safety Environment and Communities and Head of Investor Relations. Let me first turn to the markets, starting with iron ore. 5

Overall, global steel production fell by 1% in 2020. While China lifted its output to a new record of just over 1 billion tonnes, we witnessed a 9% decline in the rest of the world. This gave rise to solid growth in China’s demand for seaborne iron ore which was exacerbated by disruption to the scrap market from the pandemic. At the same time, severe weather events constrained supply although cumulative shipments from the majors actually increased by 2% or 25 million tonnes. Chinese domestic iron ore supply also expanded by just over 7% to around 290 million tonnes to meet the record demand. These factors led to a 17% increase in the delivered price of iron ore in 2020. This has been sustained so far this year. 6

Turning to slide 7. While our iron ore business has benefited from robust demand and resilient prices, other commodities have seen more volatility. But we did see a marked recovery in the second half of the year. Demand for primary aluminium declined by around 3% in 2020. COVID 19 severely impacted consumption, although with notable differences in regional recovery rates: this was gradual in the west while China’s was V shaped driving up prices in the second half. The copper price fell to a low of 209 US cents per pound in March again due to COVID 19. The rebound was led once more by recovering Chinese demand supply tightness and declining inventories. Prices reached a 7 year high of 361 US cents per pound in December, chased up by net long investor positions of around 2 million tonnes. Less than 12 months ago these had been over 1.1 million tonnes net short. Underlying demand for titanium dioxide pigment fell sharply in the second quarter leading to a deterioration in feedstock demand by the middle of the year. However, structural factors remain favourable for high grade titanium dioxide feedstock and zircon supply. 7

Now on to our financial results for 2020 summarised on slide 8. As Jakob already mentioned, we’ve announced a very resilient set of financials against the backdrop of unprecedented conditions stemming from the pandemic. Starting with revenue. The 3% increase in revenue was mostly driven by price, in particular iron ore. Profitability increased further lifting return on capital employed to 27 per cent and underlying earnings to $12.4 billion. Net Earnings reflect excluded items of $2.7 billion most notably exchange losses and impairments in Aluminium and Diamonds. We’ve further strengthened our balance sheet with net debt of $700 million at year end. The Board was therefore able to declare total dividends per share for the year of 557 US cents. Let’s now take a closer look at underlying EBITDA and free cash flow. 8

As you can see on slide 9 the biggest driver in 2020 was commodity prices. These boosted EBITDA by $3.4 billion in aggregate nearly all of which was iron ore. Lower volumes were mainly from a reduction in gold grades at Oyu Tolgoi and reduced refined copper sales at Kennecott due to smelter maintenance. We also saw lower sales of value added aluminium and titanium dioxide feedstock both driven by market conditions. Despite disruptions to operations and markets caused by COVID, our operational performance was strong and we delivered production broadly in line with guidance. Our focus on cost control and productivity improvements continued throughout the year. Lower energy costs increased underlying EBITDA by $500 million mainly from lower diesel prices and reduced coal prices for two of our PacAl smelters. We also benefited from continued respite on cost inflation for certain raw materials for our aluminium business. However, this was outweighed by other cost pressures notably fixed cost inefficiencies in our Copper business from the lower volumes. Overall, our higher unit cash costs excluding energy and inflation reduced underlying EBITDA by $450 million. In addition we incurred around $300 million of costs associated with tackling COVID 19 across our operations which we have included in Other. So, all in all, a stable performance with EBITDA of $24 billion, up 13% on 2019. 9

Turning to slide 10. In 2020, we further improved our Return on invested capital to 27%. Our industry leading profitability is an ongoing feature of our performance. For 19 of the past 20 years we’ve delivered double digit return on invested capital. 10

Most importantly, as shown on slide 11, we have a business model that turns earnings into cash. Ever since we amended our capital allocation framework back in 2013 we‘ve delivered strong and stable free cash flow, averaging $6.8 billion over the last eight years. And we did it again in 2020 generating $9.4 billion of free cash flow. Let’s now take a closer look at our product groups starting with iron ore. 11

Before talking about our iron ore performance, I’d like to echo Jakob’s words about the deep regret we feel about the tragic events at Juukan Gorge. We’ve reassessed all our activities that have the potential to impact heritage sites. We’ll continue to review mine plans to ensure protection of sites of exceptional cultural value and we’ve increased monitoring of operating activities. We’ve also integrated heritage management into our mining operations – so our Iron Ore business now has primary responsibility for Communities and Social Performance. Jakob will come back to this. In 2020 we increased our iron ore shipments by 1% and production by 2%. Improvements to our mine and asset health supported record Total Material Moved a solid performance considering weather disruptions and strict measures to manage COVID 19. These COVID 19 procedures are now business as usual for us. This translated into Underlying EBITDA of $18.8 billion, which was 17% higher than 2019. We did experience a rise in unit costs. I’ll unpack that later. Free cash flow of $10.2 billion was up 7% and included the near 70% increase in capital spend. This was mainly related to increased construction activity at Gudai Darri our new 43 million tonne per year hub which is due to ramp up in 2022. 2021 is set to be a key year as we tie in approximately 90 million tonnes of 12 replacement mine capacity at our existing hubs in Robe Valley, West Angelas and Western Turner Syncline as well as Gudai Darri. Our shipments guidance for 2021 takes into account the risks associated with this. 12

Let me now turn to look at our iron ore unit cash costs on slide 13. Since 2015, these have been stable at between $13 and $15 a tonne. In 2020, we came in just above that at $15.40. Two factors account for the increment. COVID 19 costs were 60 cents per tonne due to controls we put in place to keep our people safe such as additional cleaning and flights, screening and roster changes. We also experienced a higher monthly volatility in the iron ore price and a sharp appreciation in the Australian dollar at year end. This triggered exchange effects including losses on US$ receivables booked in our Australian dollar entities. Importantly, our underlying cost performance was flat year on year. In 2021 we see unit cash costs rising to just over US$17 a tonne at the mid point of our guidance. The biggest single effect is currency. For many years we’ve benefited from a relatively weak Australian dollar but this has now reversed. We’re assuming an exchange rate of 77 cents which adds about $1.60, or 12%, to unit costs. As I just mentioned, 2021 is an important year for the new replacement mines and Gudai Darri. Commissioning costs with as yet limited production give rise to an extra 50 cents per tonne. Additional study costs for the next wave of replacement mines including Gudai Darri phase 2 and Western Range, along with other resource development costs add a further 30 cents. 13

And, finally, other items such as underlying inflation and higher fuel partially offset by efficiencies add 40 cents. While we have not provided specific cost guidance beyond 2021, we will be entering 2022 in much better shape: There will be an impact from our continuing brownfield developments, which will include some longer hauls and steeper inclines. But these will be offset by the benefits from increased production capabilities at Gudai Darri and the other replacement mines if market demand is there. We can also see further efficiency improvements from automation including better use of our own data. 13

Moving onto Aluminium on slide 14. Our financials demonstrate that this is the best integrated aluminum business globally. Production was stable despite COVID related impacts on our operations, and also on our markets which gave rise to lower sales prices and reduced demand for value added product. Our focus on operational stability and cash flow generation, along with lower input pricing, enabled us to deliver solid underlying EBITDA just 6% lower and $1.9 billion in operating cash flow. The 3% return on capital employed reflects the toughest market for the industry since 2015. Despite this, we actually increased free cash flow by 9% to $900 million and profitability improved substantially in the fourth quarter which augurs well for a better ROCE in 2021. We continue to take action to address less competitive assets. On that front, we were very pleased to make two recent announcements. Last month we reached agreement on a new electricity supply from Meridian Energy which allows us to continue operating the Tiwai Point smelter in New Zealand until December 2024. And just this week, we reached an amended power agreement in Iceland that will allow ISAL to continue operating with an improved competitive position. 14

Let’s now take a look at our Copper & Diamonds group on slide 15. 2020 started with weak market conditions, COVID 19 restrictions and a 5.7 magnitude earthquake in Utah. We also experienced delays in restarting the Kennecott smelter following a planned shutdown and a temporary reduction in grades at both Kennecott and Oyu Tolgoi. However, a strong recovery in the copper price and fully operational smelter by October coupled with very tight cost control led to a 5% increase in EBITDA to $2.2 billion with margins ramping up to 47%. The $600 million negative free cash flow reflected lower dividends from Escondida and a sustained level of investment at $1.7 billion. This mainly related to the Oyu Tolgoi underground project where we made significant progress ending the year with a definitive estimate for Panel 0 in line with the ranges we first announced in July 2019. We were also careful not to slow any of our other projects such as the south wall pushback at Kennecott. This sets us up well for 2021 as we gradually access higher grades. Jakob will talk more about OT shortly. 15

Turning now to Energy and Minerals on slide 16. The business was flexible and resilient from an operational perspective while fully complying with significant COVID restrictions in the US, Canada and South Africa. At the Iron Ore Company of Canada we took advantage of stronger market conditions in Asia in the first half of the year and switched our product mix prioritising concentrate over pellets and then returned to higher pellet production as European demand recovered. Underlying EBITDA of $1.6 billion was 7% lower with IOC shipping 8% higher volumes and benefiting from stronger prices, while Minerals was impacted by the COVID 19 restrictions and weaker market conditions. We progressed our evaluation projects with $200 million of funding approved for the Jadar lithium borate feasibility study, which we expect to complete by the end of this year. Despite these challenges, Energy & Minerals recorded a very respectable 12 per cent return on capital employed. 16

Now, there is one thing that will not change at Rio Tinto and that is our capital allocation framework as shown on slide 17. You will have seen this slide many times before but it is important to point out that we remain fully committed to it. Sustaining capital is a priority followed by the ordinary dividend. We then allocate between the balance sheet, replacement and growth opportunities and additional shareholder returns. We’re convinced that growth has to be about value generation and returns for our shareholders. It is not about volume. It is about building sustainable cash flow. 17

Over the last few years, we have consistently talked about a disciplined ramp up of our capital investments. This is exactly what we are doing. Slide 18 shows 2020 capex at $6.2 billion, 13 per cent higher. COVID restrictions did slow the pace of spend in the first half, but while Zulti South remains on full suspension, we have not had to cancel any projects. We now expect to invest around $7.5 billion this year AND next year bringing the spend for 2020 22 to around $21bn, a $1bn increase. This increase is totally related to currency effects. Around half of our capex is Australian dollar denominated and our guidance is based on an exchange rate of 77 cents versus 68 when we first provided guidance in October 2019. We introduce 2023 guidance for the first time at $7.5 billion. This includes a substantial amount for yet to be approved projects. 18

As shown on slide 19, our balance sheet remains very strong. Net debt dropped further to just $700 million, or $1.6 billion on a proforma basis when you include 2020 taxes paid in arrears. We also have high liquidity of over $20 billion and a long dated finance portfolio with average maturity of liabilities of around 9 years. During uncertain times our balance sheet strength ensures we’re able to continue to invest in the business to provide superior returns to our shareholders and create optionality. 19

Now onto shareholder returns on slide 20. Our policy, which dates back to 2016, is to pay out 40 to 60 per cent of underlying earnings on average through the cycle. Acknowledging the cyclical nature of our industry, the Board supplements the ordinary dividend with additional returns to shareholders in periods of strong earnings and cash generation. As you can see from this chart, over the last five years we have consistently exceeded our policy with an average pay out ratio of around 73%. 2020 was no exception. Today we announced a final ordinary dividend of $5.0 billion and a $1.5 billion special dividend, bringing the total payout ratio to 72 per cent. On that note, I’ll pass back to Jakob. 20

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Thanks Peter. I think you very effectively demonstrated many of Rio’s core strengths. Our foundation is fundamentally strong. But there is also room for improvement. Our 2020 safety performance is the strongest in our 150 year history. Safety must remain our first priority. One accident, however minor, is one too many. Our people and our world class assets continue to deliver strong free cash flow – resilient in almost all market conditions. And when it comes to allocating cash, as Peter said, we are absolutely committed to maintaining the discipline you have come to expect from Rio Tinto. These qualities are, in my view, at the core of Rio Tinto’s strong performance, and must be maintained. In fact, we should build upon our strengths while also addressing the clear opportunities we have to do even better. 22

We will pursue this by focusing on four areas. Firstly, simply put: Rio Tinto must be the ‘best operator’. Our 2020 results demonstrate our operational strength and improvements, especially with the additional challenges of COVID 19. But we can further sharpen the consistency of our performance. More than anything, it is about leadership and empowerment. Secondly, I firmly believe that the foundation for our commercial success is impeccable ESG credentials. Our failure at Juukan Gorge highlights how much work we have to do. But you have my commitment that we will drive towards consistently high ESG performance. Thirdly, we must excel in development – from identifying opportunities, to maturing and developing them in order to build the portfolio for the next decade and beyond. We will do this by using all our capabilities while maintaining an absolute commitment to capital discipline. However, we will only pursue opportunities that create value. We will not chase volume or commodities where there isn’t value or the assets that don’t fit our portfolio. Finally, beyond performing in those three areas, we must step up our external engagement, become a more outward looking company fully participating in the societies in which we operate. This is our social license to operate. It is judged by others. And it is essential for our long term success. 23

My first task as Chief Executive was to carefully choose my leadership team. I fundamentally believe in teamwork. It will not be me taking all the decisions and I am certainly not the one that has all the answers. So, setting the team was absolutely crucial. Three weeks ago, I announced our new leadership team, a major change with almost everyone new in job. I decided to make these wide changes partly to ensure that we had the best possible leader in each position, partly to ensure the best possible team dynamics, and also to make the changes now so we have a stable team that together can develop on the journey in the years to come. As part of the evaluation process it was a particular highlight for me to learn how strong a leadership bench we have internally. I found exactly what I was looking for and I stand today in front of you very proud of the new leadership team. This is an experienced and very able team. They know Rio Tinto very well, and are all committed to unleashing the company’s full potential. I am truly excited about what we can achieve together. The new executive leadership team will be effective only a few weeks from now and then the real work starts. Let me offer you a bit of insight into the agenda that we together will pursue. 24

We have today announced a set of strong results, excellent financial performance and an improved operational performance in 2020 compared with 2019. But I believe there is room for improvement and we will pursue this. To start, we must achieve operational excellence by unlocking real and sustainable improvements at each asset. This will be done by ensuring every single operation achieves the same high standards as our best performing asset. We must empower our people to identify and apply ways of improving performance. We have some of the most talented people in the industry; truly experts in their fields. We must allow them to make the maximum contribution in unlocking excellence at every level of the organisation. Finally, the effort will be integrated into the ‘Rio Tinto production system’ that will capture these improvements, embed them, and sustain them for the long term. Arnaud, as the new Chief Operating Officer, is the right person to drive these improvements. He brings deep mining and processing know how, and operational experience gained from over 30 years in the industry. He has a proven track record of achieving operational excellence through sustainable productivity improvements, and cost reductions, in a global business. However, this will be about teamwork, with the Product Group Chief Executives and our Head of Technical and Safety all working together. 25

When I joined Rio Tinto, two years ago, one of the attributes that attracted me to the company was a longstanding track record and commitment to how it operated – way beyond the financial performance. While the destruction of Juukan Gorge has understandably damaged our standing, I still believe that Rio Tinto has sound ESG credentials. However, I see it as a core value a foundation for our business to have impeccable ESG credentials. We’re taking action to increase the focus on how we work with communities, particularly the Traditional Owners. A vital step has been to enhance our governance in this space. We are modernising and improving agreements, eliminating confidentiality clauses, and being fully transparent when the Traditional Owners agree. We also have a critical role to play in transitioning to a more sustainable economic model. Our portfolio of high quality iron ore, copper, aluminium and minerals are not easily substituted and are vital for a greener future. We exited coal in 2018 so today we do not extract fossil fuels. Last year we set clear 2030 CO2 emission targets and set an ambition of being net zero by 2050. Today we set out our first scope 3 goals, and a commitment to working 26 with our customers – and their customers – to reduce emissions and decarbonise the production of certain metals. We will include climate change targets in management incentive plans. And our TCFD aligned Climate Change report will be put to an advisory vote at our 2022 Annual General Meetings. These are all significant changes, that will drive behaviour in our approach to tackling climate change. 26

Turning to our portfolio, and how we renew it over time. We must double down on development, to create the portfolio for the next decade and the decade beyond. We have time to do so, our portfolio should not be seen through a quarterly lens, but in terms of decades. Our history has demonstrated an ability to continue to renew our portfolio and we must pursue this with excellence, daring to take some risks within our tight capital allocation framework. The list of projects are mostly known. There are important decisions to be taken in the next 12 months, we will, as a team, work them as hard as we can but also commit to making rational choices. We have progressed our major investment projects including replacement mines in the Pilbara – where we remain on time and budget to ramp up production at Gudai Darri in early 2022, Oyu Tolgoi underground, and the Kennecott pushback. At the Jadar project, we have advanced to the feasibility study stage, and declared a maiden Ore Reserve. The study is expected to be complete by the end of this year, at which point we will make a decision. We also continue to adapt our project development and execution, sharpening our capabilities. For example, we’re doing things differently at Winu with a more agile development 27 pathway. We continue to work with our partners to optimise the Simandou project. We expect to complete the first phase of the technical optimisation work on the infrastructure in the first half of 2021. Activity at the mine area has commenced and an update of the Social and Environmental Impact Assessment is underway. At Resolution Copper, the Final Environmental Impact Statement, led by the US Forest Service, was published last month. This is an important step, although we are a number of years away from being in a position to consider sanctioning a full development. Finally, we continue to further strengthen our project pipeline through our sector leading exploration activity. 27

Oyu Tolgoi is an impressive mine. It started producing in 2014 and has already delivered over one million tonnes of copper. When fully ramped up, it will be the world’s fourth largest copper mine. The underground expansion is well progressed and we have overcome various technical and geotechnical challenges. We have identified a clear pathway for the ongoing development of the underground, with target date for sustainable production for Panel 0 of October 2022. Safety and productivity at the mine are consistently at the top end of the entire Rio Tinto portfolio. Oyu Tolgoi is Mongolia’s largest private sector employer. More than 95 per cent of the 12,000 employees are Mongolian. Oyu Tolgoi is a top 3 taxpayer in the country and the largest foreign direct investor. Since 2010, over $11 billion has been spent in Mongolia including salaries, payments to Mongolian suppliers, and almost $3 billion paid to the Government. Although construction work has slowed due to COVID 19 restrictions, we remain on track to make a decision on the undercut in 2021. We also continue to have constructive discussions with the Mongolian government about increasing the benefits of Oyu Tolgoi for all stakeholders. I am in regular dialogue with all the stakeholders. Bold Baatar has already set his 28 team and they have commenced discussions with the Government of Mongolia. I remain convinced that we will be able to find mutually acceptable solutions as the Oyu Tolgoi development is not only an impressive engineering achievement, delivering the needed copper to the world but it is fundamentally a development for the benefit of the Mongolian people. 28

I’d like to conclude with my fourth area of focus. To truly unleash our full potential, as well as looking at how we can improve what we do internally, we need to be more outward looking and earn and protect our social license. As I said earlier, we must understand our role in society and invest in building meaningful relationships and partnerships, giving back to society and thereby earn trust. It will be others who will judge our social license. Clearly this must happen by all of us wherever we are in the world. However, given the significance of Australia to Rio Tinto, I created the role of Chief Executive Australia, and Kellie Parker is the ideal person for that role. She is a proven operator with first hand experience of building relationships with host communities, governments and other stakeholders. She will lead our efforts with stakeholders across Australia, working closely with me and other Australian based ExCo members. So let me summarise. We have again achieved a strong safety and financial performance in 2020. We have strong foundations to build upon and a clear path forward: to become ‘best operator’, build impeccable ESG credentials and excel in development. And with a clear focus on gaining a strong social license. 29

I’m looking forward to you meeting our new Executive Leadership team during the year, and no later than the Capital Markets Day in the second half. We now have a full agenda ahead and I must say I am really looking forward to the work – to progress the agenda, develop our executive team and make Rio Tinto even stronger and, over time, see our great company earn back its respect and credibility with all our stakeholders. In other words: Rio Tinto is very well placed, but we can do better, inside and outside the mine gate, and we will. Thank you. We are now happy to answer any questions. 29

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